Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Auryn Resources Inc. ( the “Company”)
Suite 600
1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5

Item 2	Date of Material Change

March 23, 2018.

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Company on March 23, 2018 and distributed through GlobeNewswire and filed on SEDAR with the securities commissions in British Columbia, Alberta and Ontario and is available at www.sedar.com.

Item 4	Summary of Material Change

On March 23, 2018, the Company announced that it has closed its previously announced bought deal offering, including the exercise in full of the Underwriters’ over-allotment option (the “Offering”). A total of 6,015,385 common shares of the Company were sold at a price of US$1.30 per share for gross proceeds of US$7.8 million. In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares of the Company (the “Flow-Through Shares”) at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On March 23, 2018, the Company announced that it has closed its previously announced bought deal offering, including the exercise in full of the Underwriters’ over-allotment option (the “Offering”). A total of 6,015,385 common shares of the Company were sold at a price of US$1.30 per share for gross proceeds of US$7.8 million. The Offering was completed pursuant to an amended and restated underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation, as sole book-runner and lead underwriter, and PI Financial Corp., Canaccord Genuity Corp., Echelon Wealth Partners Inc., Haywood Securities Inc. and Roth Capital Partners, LLC, as co-managers. The Company paid a 6% commission to the Underwriters.

In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares of the Company (the “Flow-Through Shares”) at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million. The flow-through shares formed part of a donation arrangement and were ultimately purchased by Goldcorp Inc. (“Goldcorp”) and enabled Goldcorp to maintain its 12.5% interest in the Company under the terms of the January 2017 Investor Rights and Obligations Agreement between Goldcorp and the Company. Goldcorp now owns 10,634,228 common shares of the Company. The Flow-Through Shares are subject to a four month hold period in Canada. The Flow-Through Shares were not and will not be registered under the United States Securities Act of 1933, as amended. The proceeds from the sale of the Flow-Through Shares will be used exclusively for exploration on the Company’s Committee Bay project.

The proceeds of the Offering are anticipated to be used for (i) drilling and exploration at the Company’s principal mineral projects, Committee Bay and Homestake Ridge; (ii) continuation of exploration programs at Huilacollo and Sombrero in Peru, (iii) general corporate purposes, and (iv) working capital requirements.

The Offering was completed by way of a prospectus filed in the provinces of British Columbia, Alberta and Ontario, and was offered in the United States pursuant to a prospectus filed as part of an effective registration statement on Form F-10 filed with the United States Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system. This report does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus or the registration statement.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Peter Rees
Chief Financial Officer and Corporate Secretary

Telephone: 778-729-0600

Item 9	Date of Report

April 3, 2018

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